Exhibit 4.1

PROMISSORY NOTE

$100,000	August 25, 2014

This Promissory Note (this “Note”) is being issued by Enerpulse Technologies, Inc., a Nevada corporation (the “Company”), with principal offices at 2451 Alamo Ave SE, Albuquerque, New Mexico 87106, to Gordian Group, LLC, a Delaware limited liability company (the “Holder”). This Note is being issued in connection with that certain Settlement Agreement of even date between the Company and the Holder (the “Settlement Agreement”), and in consideration of the Holder’s deferral of a portion of the Redemption Price (as defined in the Settlement Agreement) equal to the principal amount of this Note, which portion otherwise is due on or before the date hereof..

Accordingly, for reasonably equivalent value received, the Company promises to pay to the Holder, its successors or assigns, the principal sum of one hundred thousand dollars ($100,000.00). The annual interest rate of this Note shall be zero percent (0%). All unpaid principal shall be due and payable on the earlier of (i) August 25, 2016 (the “Maturity Date”), (ii) the date on which the Company or any of its majority-owned subsidiaries consummates any debt and/or equity financing that, together with any other such debt and/or equity financings occurring after the date of this Note, results in aggregate net cash proceeds to the Company (and/or such subsidiary) equal to or in excess of $500,000, and (iii) upon the occurrence of an Event of Default (as defined below), in each case, in accordance with the terms hereof.

The Company may at any time, without penalty, prepay in whole or in part the unpaid principal balance of this Note. After the unpaid principal balance and any other amounts owed on this Note have been paid in full, this Note shall automatically be deemed canceled and shall be surrendered to the Company for cancellation. This Note may not be changed or forgiven except by a writing signed by a partner of the Holder.

All payments under this Note shall be made in lawful currency of the United States of America to the Holder at 950 Third Avenue, 17th Floor, New York, NY 10022, Attention: David Herman, or at such other address as the Holder shall have furnished to the Company in writing, or via wire transfer of immediately available funds in accordance with wire instructions provided by the Holder to the Company prior to any payment date.

The occurrence of any of the following shall constitute an “Event of Default” under this Note:

(a)           The Company shall fail to pay when due any principal on the due date hereunder; or

(b)           The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of its or any of its creditors, or (iii) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it and not discharged within one hundred eighty (180) days of commencement.

Upon the occurrence of any Event of Default, all unpaid outstanding principal payable by the Company hereunder shall be immediately due and payable without presentment, demand, protest or any other notice of any kind.

In the event of any default by the Company of the Company’s payment obligations under this Note, the Company agrees to pay all costs of collection incurred by the Holder including, but not limited to, the Holder’s reasonable legal fees and other reasonable expenses. In addition, from and after any Event of Default, interest shall accrue on and be payable with respect to the unpaid principal balance hereof at an annual rate equal to fifteen percent (15%).

The Company hereby waives diligence, demand, presentment for payment and notice of dishonor of any kind in connection with the delivery, acceptance, performance or enforcement of this Note. No failure or delay of the Holder in exercising any power or right under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power preclude any other or further exercise thereof or the exercise of any other right or power.

This Note shall be binding upon and inure to the benefit of the respective successors, administrators, assignees and representatives of the Holder and of the Company, provided, however, that the Company shall have no right to assign the Company’s obligations under this Note without the prior written consent of the Holder (which may be withheld in the Holder’s sole discretion); provided, further, that the Holder may only assign, convey or transfer this Note, in whole or in part, upon written notice to the Company of such assignment, conveyance or transfer.

The obligations of the Company under this Note shall be joint and several obligations of the Company and each of its controlled subsidiaries, whether now or hereafter existing, and without the requirement of any such subsidiary to sign this Note.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, IRRESPECTIVE OF THE PLACE(S) OF BUSINESS OR DOMICILE OF THE COMPANY OR OF THE HOLDER AND IRRESPECTIVE OF WHERE SUIT MAY BE BROUGHT TO ENFORCE THIS NOTE. For purposes of this Note, the Company hereby submits to the jurisdiction of the courts of New York State in and for New York County and/or any Federal court held therein. The Company hereby irrevocably consents to the exercise of personal jurisdiction over the Company by such courts, agrees that venue shall be proper in such courts and irrevocably waives and releases any and all defenses in such courts based on lack of personal jurisdiction, improper venue and/or forum non conveniens.

EXECUTED at Enerpulse Technologies, Inc., 2451 Alamo Ave SE, Albuquerque, New Mexico 87106.

Enerpulse Technologies, Inc.

By:	/s/ Joseph E. Gonnella
Name: Joseph E. Gonnella
Title: Chief Executive Officer

Agreed to and accepted by:

Gordian Group, LLC

By:	/s/ Peter S. Kaufman

Name: Peter S. Kaufman

Title: President